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                             November 23, 2022

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
31, 2022
                                                            CIK No. 0001941158

       Dear Zheng Nan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your revised disclosure in response to prior comment 1 and reissue the comment.
                                                        Refrain from using
terms such as    we    or    our    when describing activities or functions of
                                                        a VIE throughout your
prospectus.
   2. We note your revised disclosure in response to prior comment 2 that, as of the date of this prospectus, none of
your subsidiaries has made any dividend payment or distribution to the holding company.
Please expand to disclose whether any transfers, dividends, or distributions have been
made to date between the holding company, its subsidiaries, and
 Zheng Nan
FirstName LastNameZheng
Webus International Ltd. Nan
Comapany 23,
November  NameWebus
              2022      International Ltd.
November
Page 2    23, 2022 Page 2
FirstName LastName
         consolidated VIEs and quantify the amounts where applicable. In this regard, we note your disclosure here that the cash transfer among the holding company and its subsidiaries is typically transferred through dividends, capital contributions or intercompany loans between the holding company and its subsidiaries. We also note your disclosure on page
         40 that you rely principally on dividends, other distributions or intercompany loans paid by the WFOE or Wetour for your cash needs, including paying dividends and other cash distributions to your Shareholders, servicing any debt you and the VIE may incur and
         paying your and the VIE   s operating expenses.
3. We note your revised disclosure in response to prior comment 6 here and elsewhere in your prospectus that you are the beneficiary of the remaining "50% equity interests" in
         Youba Tech through contractual arrangements with Youba Tech and Individual
         Registered Shareholders (   50% VIE Interests   ). Please refrain from
using the term
         "equity interest" when referring to your VIE interests in Youba Tech through contractual arrangements with Youba Tech and Individual Registered Shareholders. Risk Factor Summary, page 5

4. We note your revised disclosure in response to prior comment 3 and reissue the comment.
         Please revise your summary of risk factors to disclose the significant liquidity risks that your corporate structure and being based in and having the majority of
the Company   s
         operations in China poses to investors with cross-references to the more detailed discussion of these risks in the prospectus.
Transfer of Cash to and From Our Subsidiaries and the VIE, page 12

5. We note your revised disclosure in response to prior comment 7 and reissue the comment in part. You disclose that there has been no cash flows and transfers of other assets among the holding company, its subsidiaries, and VIE and its subsidiary. You further disclose that none of your subsidiaries and the VIE and its subsidiary has made any dividend payment or distribution to the holding company as of the date this prospectus, and they have no plans to make any distribution or dividend payment to the holding company in the near future. This disclosure continues to appear inconsistent with your disclosure on your cover page that the cash transfer among the holding company and its subsidiaries is typically transferred through dividends, capital contributions or intercompany loans between the holding company and its subsidiaries, and that funds may be paid by the VIE and its subsidiary to the WFOE as service fees according to the VIE agreements. It is also inconsistent with your disclosure on page 40 that you rely principally on dividends, other distributions or intercompany loans paid by the WFOE or
         Wetour for your cash needs, including paying dividends and other cash distributions to our Shareholders, servicing any debt you and the VIE may incur and paying your and the
         VIE   s operating expenses. Please revise to address this apparent inconsistency.
6. We note you revised disclosure in response to prior comment 9 and reissue the comment.
         Please revise to clearly disclose the restrictions and limitations on your ability to distribute
 Zheng Nan
FirstName LastNameZheng
Webus International Ltd. Nan
Comapany 23,
November  NameWebus
              2022      International Ltd.
November
Page 3    23, 2022 Page 3
FirstName LastName
         earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. In this regard, we note your disclosure is unclear regarding the restrictions and limitations on your ability to distribute earnings from the VIE and its subsidiary to the parent company and how you settle amounts owed under the VIE agreements.
Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 51

7. We note your response to prior comment 11, and we-issue our comment in part. You disclose that while you are not an CIIO as defined in the Review Measures, you are probably deemed to be a DPO engaging in data processing activities. However, you disclose that you are not subject to cybersecurity review as you do not process personal data for more than one million individuals under Cyber Data Security Measure (Draft), and based on your business patterns and development plans, the number of individuals whose personal data is held by you is unlikely to reach the threshold of one million within the upcoming two years. If your business continues to expand beyond those initial two years, and you eventually process personal data for more than one million individuals, please explain the ramifications for your business if you cross that threshold, such as if you could be subject to a cybersecurity review by the Cybersecurity Review Office. There also appears a myriad of other regulations as discussed under "Regulations Relating to
         Cyber Security and Data Security" on page 107 that can apply to you if you cross the threshold of one million individuals personal data. Finally, if you reach the threshold of processing one million individuals personal data within the normal growth of your business over time, disclose if you believe you will be able to continue to conduct your business as structured, accept foreign investments, and/or remain listed and traded on a
         U.S. or other foreign exchange after that time.
Risk Factors
Risks Related to Our Ordinary Shares and This Offering
The market price for our ordinary shares may be volatile., page 54

8. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly.
         Clearly state that such volatility may make it difficult for prospective investors to assess the rapidly changing value of your stock.
 Zheng Nan
FirstName LastNameZheng
Webus International Ltd. Nan
Comapany 23,
November  NameWebus
              2022      International Ltd.
November
Page 4    23, 2022 Page 4
FirstName LastName
Our Industry, page 88

9. We note your revised disclosure in response to prior comment 15 and reissue the comment in part. Please revise to include balancing language to emphasize the prospective nature of the CAGR projections you include in this section derived from the Frost & Sullivan report you commissioned in September 2022.
Regulations Relating to Cyber Security and Data Security, page 107

10. In terms of regulations subject to companies that process over one million individuals personal data, you disclose that the Draft Data Security Regulations requires data processors processing over one million individuals personal information to comply with rules on processors of important data, including but not limited to carrying out the data security assessment annually and file the report with competent authorities. While you disclose that you have below one million individuals personal data at this time, please discuss if you have designated a person in charge of data security, have set up a security management department, and/or conduct regular risk assessment for your processing activities.
11. We note your disclosure of the "Measures for Security Assessment for Outbound Data
         Transfer," in terms of a data handler processing the personal information of more than one million individuals, that such entity will have to, through the local Cyberspace
         Administration at the provincial level, apply to the State Cyberspace Administration for security assessment for the outbound data transfer in certain circumstances. Please discuss if under your corporate structure once this offering is effective, you anticipate that you would regularly transfer user information outside of the PRC such that you would be subject to these restrictions to the extent your business grows to process over one millions individuals personal data. If you don't anticipate regularly transferring user information outside of the PRC, please discuss instances when you would need to transfer user data outside of the PRC, if applicable.
12. In terms of your tour service in North America under the brand name Wetour," please disclose where you retain or house such users' personal information, and discuss the applicability of such "Wetour" users' personal data to the the PRC's regulations relating to
         Cyber Security and Data Security.
Note 7. Share-based compensation, page F-23

13. We note your response to comment 17 and reissue the comment, in part. We note you determined the fair value of restricted stock units using the market approach. Please disclose the significant assumptions used to estimate the fair value, including the expected term, expected volatility, expected dividends and risk-free interest rates in accordance with ASC 718-10-50-2(f)(2).
 Zheng Nan
Webus International Ltd.
November 23, 2022
Page 5

      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-
3271 with any other questions



                                                           Sincerely,
FirstName LastNameZheng Nan
                                                           Division of
Corporation Finance
Comapany NameWebus International Ltd.
                                                           Office of Energy &
Transportation
November 23, 2022 Page 5
cc:       Fang Liu
FirstName LastName